UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 373nd MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 09th, 2019

1.         DATE, TIME AND PLACE: At 9:30 a.m., on May 09th, 2019 at Rua Gustavo Armbrust, 36, 10th floor, Nova Campinas, ZIP code 13025-106 in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2nd, Article 17 of the Bylaw of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraphs 1st and 7th, Article 17 of the Bylaw.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i)To take cognizance of the managerial highlights and material facts occurred since the last Ordinary Meeting of the Board of Directors, as reported by the Chief Executive Officer.

(ii) To elect the new Chairman of the Board of Directors, Mr. Bo Wen, and the Vice Chairman, Mr. Shirong Lyu, with a mandate beginning as of May 9th, 2019 and ending at the first ordinary Board of Directors' meeting which is held after the Annual General Meeting of 2020.

(iii) To resolve, pursuant to item (a), Article 17 of CPFL Energia’s Bylaws:

(iii.i) To elect Mr. Gustavo Estrella, Brazilian, married, administrator, bearer of the identification document (RG) 8.806.922 IFP/RJ, inscribed   in  the   individual taxpayers register of the Ministry of   Economy  (CPF) under No. 037.234.097-09, resident and domiciled in the city of Campinas, State of São Paulo, with office located at  Jorge Figueiredo Corrêa Road, nº 1.632, part, Jardim Professora Tarcília, ZIP Code n. 13087-397, in the city of Campinas, state of São Paulo, as an Executive Officer of the Company, occupying the position of Chief Executive Officer, to serve a term of two (2) years, as of the signature of the Instrument of Investiture, which shall be filed in the Company’s headquarters, until the first ordinary meeting of the Board of Directors to be held after the 2021 Annual Shareholders’ Meeting;

(iii.ii) To appoint Mr. Shirong Lyu, Chinese, married, administrator, bearer of passport N° PE1386983, with address at PICC Building, No.88, Changan Street, Xicheng District, ZIP Code 100031, Beijing, P.R.China, as an Executive Officer of the Company, to occupy the position of Senior Executive Vice-President, to serve a term of two (2) years, as of the signature of the Instrument of Investiture, until the first ordinary meeting of the Board of Directors to be held after the 2021 Annual Shareholders’ Meeting. The effective investiture and beginning of the mandate shall be conditioned to the concession of the required visa, to be authorized according to the applicable legislation, considering that Mr. Shirong Lyu shall be elected for the position in a Board of Directors Meeting held after his visa application is granted;

(iii.iii) To elect Mr. Yumeng Zhao, Chinese, married, administrator, bearer of the foreigners’ identification document (RNE) No. G363924-9, inscribed   in  the   individual taxpayers register of the Ministry of   Economy  (CPF) under No. 239.777.708-88, resident and domiciled in the city of Campinas, State of São Paulo, with office located at  Jorge Figueiredo Corrêa Road, nº 1.632, part, Jardim Professora Tarcília, ZIP Code n. 13087-397, in the city of Campinas, state of São Paulo, as an Executive Officer of the Company, occupying the position of Executive Vice-President, to serve a term of two (2) years, as of the signature of the Instrument of Investiture, which shall be filed in the Company’s headquarters, until the first ordinary meeting of the Board of Directors to be held after the 2021 Annual Shareholders’ Meeting;

(iii.iv) To elect Mr. Yuehui Pan, Chinese Citizen, married, accountant, bearer of the foreigners’ identification document (RNE) No. V739928 -Q (CGPI/ DIREX/ DPF) and inscribed in the individual taxpayers register of the Ministry of   Economy  (CPF) under No. 061 .539.517- 16,  resident and domiciled in the city of Campinas, State of São Paulo, with office located at  Jorge Figueiredo Corrêa Road, nº 1.632, part, Jardim Professora Tarcília, ZIP Code n. 13087-397, in the city of Campinas, state of São Paulo, as an Executive Officer of the Company, occupying the position of Chief Financial Executive Officer, also acting as Investors Relations Officer, to serve a term of two (2) years, as of the signature of the Instrument of Investiture, which shall be filed in the Company’s headquarters, until the first ordinary meeting of the Board of Directors to be held after the 2021 Annual Shareholders’ Meeting;

(iii.v) To elect Mr. Luis Henrique Ferreira Pinto, Brazilian, married, electric engineer, bearer of the identification document (RG) No. 12.504.909-2, issued by SSP/SP and inscribed   in  the   individual taxpayers register of the Ministry of Economy  (CPF) under No. 029.352.408-47, resident and domiciled in the city of Campinas, State of São Paulo, with office located at  Jorge Figueiredo Corrêa Road, nº 1.632, part, Jardim Professora Tarcília, ZIP Code n. 13087-397, in the city of Campinas, state of São Paulo, as an Executive Officer of the Company, occupying the position of Regulated Operations Vice-President, to serve a term of two (2) years, as of the signature of the Instrument of Investiture, which shall be filed in the Company’s headquarters, until the first ordinary meeting of the Board of Directors to be held after the 2021 Annual Shareholders’ Meeting;

(iii.vi) To elect Mrs. Karin Regina Luchesi, Brazilian, married, production engineer, bearer of the identification document (RG) No. 27.371.339-5, issued by SSP/SP and inscribed in the individual taxpayers register of the Ministry of   Economy  (CPF) under No. 219.880.918-45, resident and domiciled in the city of Campinas, State of São Paulo, with office located at  Jorge Figueiredo Corrêa Road, nº 1.632, part, Jardim Professora Tarcília, ZIP Code n. 13087-397, in the city of Campinas, state of São Paulo, as an Executive Officer of the Company, occupying the position of Market Operations Vice-President, to serve a term of two (2) years, as of the signature of the Instrument of Investiture, which shall be filed in the Company’s headquarters, until the first ordinary meeting of the Board of Directors to be held after the 2021 Annual Shareholders’ Meeting;

(iii.vii) To elect Mr. Gustavo Pinto Gachineiro, Brazilian, married, lawyer, bearer of the identification document (RG) No. 18.974.765-1, issued by SSP/SP and inscribed in the individual taxpayers register of the Ministry of Economy (CPF) under No. 247.699.058-23, resident and domiciled in the city of Campinas, State of São Paulo, with office located at  Jorge Figueiredo Corrêa Road, nº 1.632, part, Jardim Professora Tarcília, ZIP Code n. 13087-397, in the city of Campinas, state of São Paulo, as an Executive Officer of the Company, occupying the position of Legal and Institution Relations Vice-President, to serve a term of two (2) years, as of the signature of the Instrument of Investiture, until the first ordinary meeting of the Board of Directors to be held after the 2021 Annual Shareholders’ Meeting;

(iii.viii) To maintain, for the time being, vacant the positions of Business Management Vice-President and Business Development and Planning Vice-President, currently being accumulated by the Chief Executive Officer and the position of Deputy Chief Financial Officer, currently being accumulated by the Chief Financial Officer.

The members of the Board of Executive Officers hereby elected declared, for the purposes of Article 147, 1st paragraph, of Law 6,404/76 and under the penalties of the law, that they are not convicted of any of the crimes set forth by law that prevent them from exercising business activities and company’s management, nor prevented by special law, or convicted for bankruptcy, prevarication, bribe or corruption, graft, embezzlement crimes, crimes against the popular economy, the public faith or property, or to criminal sentence that prevents, even temporarily, the access to public offices. Therefore, the members of the Board of Executive Officers hereby elected take position in their offices upon the signature of the respective Instruments of Investiture on the Book of Minutes of the Board of Executive Officers of the Company, in which is contained the arbitration clause established by the Novo Mercado Segment Listing Regulation of B3 S.A. – Brasil, Bolsa, Balcão, as well as the signature of a specific term which encompass such clearance statement.

(iv) To approve the postponement (i) of the creation of the Board of Directors’ advisory Commissions for the period comprised between April 2019 and April 2020; (ii) of the election of the members to compose the advisory Committees and Commissions for the period comprised between April 2019 and April 2020.

Until further deliberation is made by this Board of Directors regarding the subjects referred to on items (i) and (ii), the current advisory Committees and Commissions are maintained, with their respective existent members, who were duly elected for their positions.

(v) To approve, in terms of Resolution N. 2019107-C, the fund management actions proposed by the Company’s Board of Executive Officers, as described below, as well as to recommend the favorable vote to its representatives in the deliberative bodies of its subsidiaries, as applicable, for:

(A) regarding the assignment of Intercompany Loans:

(A.i) approval of assignment of Contracts of Intercompany Loans (“Contracts”) executed by CPFL Geração de Energia S.A. ("CPFL Geração"), as the lender company, and CPFL Energias Renováveis S.A. (“CPFL Renováveis”), as the borrowing company, to CPFL Energia, which will be the lender company, after this onerous transfer, through the payment to CPFL Geração of the total value of these Contracts, corresponding to R$ 394.400.000,00 (three hundred and ninety-four million, four hundred reais) plus interest, updated until the date of payment; and

(A.ii) recommendation of favorable vote to its representatives in the competent deliberative bodies of CPFL Geração and CPFL Renováveis for approval of the assignment of Contracts of Intercompany Loans, according to the abovementioned on item (A.i);

(B) regarding the Liability Management Plan:

(B.i) approval of the granting of a corporate guarantee by CPFL Energia, in the amount of up to R$ 2,525,000,000.00 (two billion, five hundred and twenty five million reais), or equivalent in another currencies, in the form of surety or warranty, to enable better financial conditions for replacement of debts of Companhia Paulista de Força e Luz ("CPFL Paulista"), Companhia Piratininga de Força e Luz ("CPFL Piratininga"), Companhia Jaguari de Energia ("CPFL Santa Cruz") and RGE Sul Distribuidora de Energia S.A. ("RGE"); and (B.ii) recommendation of favorable vote to its representatives in the deliberative bodies of its subsidiaries for approval of replacement of debts of CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz and RGE, which shall be executed through the hiring of a Foreign Currency Loan based on Law 4,131/62 with CDI swap (as well as assignment of this swap as guarantee), debenture issuance and/or other working capital operations, under the following conditions: (ii.a) total amount of up to R$ 2,525,000,000.00 (two billion, five hundred and twenty five million reais), or equivalent amount in another currencies, being: (1) for CPFL Paulista, the value of up to R$ 1,380,000,000.00 (one billion, three hundred and eighty million reais); (2) for RGE, the value of up to R$ 740,000,000.00 (seven hundred and fourty million reais); (3) for CPFL Piratininga, the value of up to R$ 215,000,000.00 (two hundred and fifteen million reais); (4) for CPFL Santa Cruz, the value of up to R$ 190,000,000.00 (one hundred and ninety million reais); (ii.b) with CPFL Energia’s Guarantee, according to item (B.i); and (ii.c) the authorization to issue call notices to the competent deliberative bodies of its subsidiaries, as necessary, to execute the operations for the replacement of debts, according to the abovementioned conditions; and

 (C) regarding the Status Report of Funding Plan 2019:

to take cognizance of the progress of the Funding Plan 2019, approved by the 357th Board of Directors’ Meeting, held on November 30th, 2018.

(vi) To recommend, in terms of Resolution N. 2019094-C, the favorable vote to its representatives in the deliberative bodies of its subsidiaries for:

(i) approval of the granting of corporate guarantee by CPFL Geração to CPFL Renováveis, in the amount of up to R$ 850,000,000.00 (eight hundred and fifty million reais), or equivalent in another currencies, in the form of surety or warranty, to enable better financial conditions for the hiring of a fundraising by CPFL Renováveis in order to prepay its debts (Liability Management);

(ii) approval of hiring of a fundraising by CPFL Renováveis in order to prepay its debts (Liability Management), being that the debts to be prepaid should have the cost higher than the cost of the funding to be realized, and such funding may be executed (a) by contracting a Foreign Currency Loan based on Law 4.131 / 62, with swap of the CDI (as well as the assignment of this swap as collateral), (b) through the issuance of debentures and/or (c) through other working capital operations. For any of the execution methods, the capture will take place under the following conditions: (ii.a) amount of up to R$ 850,000,000.00 (eight hundred and fifty million reais), or equivalent amount in another currencies;  (ii.b) with the guarantee of CPFL Geração according to item (i) abovementioned and since the guarantee presents a relevant reduction of cost for the prepayment of the CPFL Renováveis’ debts; and (iii) the authorization to issue call notices to the competent deliberative bodies of its subsidiaries, as necessary, to execute the operations for the replacement of debts, according to the abovementioned conditions.

(vii) To recommend, in terms of Resolution N. 2019106-RS, the favorable vote to its representatives in the deliberative bodies of its controlled company RGE for the hiring of suppliers for Construction and Maintenance of Lines and Distribution Networks (“CCM-D”) in RGE's concession regions, for a period of execution of 48 (fourty-eight) months, to be applied from the date of the contract execution, basis date June 2019, to be readjusted annually by the Parameteric Formula agreed between the parties.

(viii) To recommend, in terms of Resolution N. 2019019-C,  the favorable vote to its representatives on the deliberative bodies of its controlled companies, for hiring of supplier for the Construction, Reconstruction and Maintenance in Transmission Lines and Substations (“CCM-T”), with the objective of maintaining the continuity and effectiveness of the services contemplated in the Work Plan 2020-2024, for a period of execution of 60 (sixty) months, starting from the date of signature of the contract, based on prices in October 2018, to be adjusted annually by the Parameteric Formula Index agreed between the parties.

(ix) To recommend, in terms of Resolution N. 2019105-C, the favorable vote to its representatives in the deliberative bodies of its controlled companies, for the acquisition of surge arresters for CPFL Group Power Distribution Companies’ (“Distribution Companies”) concession areas, as follows: (i) with the supplier “A”, with quarterly readjustment, limited to the percentage of variation of the COGE formula in the period; (ii) with the supplier “B”, with annual readjustment, limited to the percentage of variation of the COGE formula in the period; (iii) with the supplier “C”, with semiannual readjustment, limited to the percentage of variation of the COGE formula in the period; and (iv) with the supplier “D”, with fixed and non-readjustable prices. For all acquisitions, with an execution term of 36 (thirty-six) months, considered from the date of the execution of the contract, with March 2019 price basis,

The following items were presented: (a) Analysis of Quarterly Financial Information (ITR); (b) Trading Business Status Report; (c) Projects Status - 002.2018 Transmission Auction/Renováveis; (d) Report of Annual Tariff Adjustment (CPFL Paulista); (e) Report of Annual Tariff Adjustment (CPFL Santa Cruz); (f) Corporate Risk Map; (g) Business Development Follow Up; (h) Monthly Results (March/2019); (i) Monthly Health and Safety Report; and (j) Pipeline.

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Li Hong, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary). Present Executive Officers: Mr. Gustavo Estrella, Mr. Shirong Lyu, Mr. Yumeng Zhao, Mr. Luis Henrique Ferreira Pinto, Mrs. Karin Regina Luchesi, Mr. Yuehui Pan e Mr. Gustavo Pinto Gachineiro.

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, May 09th, 2019.

Bo Wen

(Chairman)

Gustavo Sablewski

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 14, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.